UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 22)*

                             The Box Worldwide, Inc.
                      (F/K/A/ VIDEO JUKEBOX NETWORK, INC.)
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (561) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 10, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors Partnership II, Ltd.
        Employer I.D. No.: 59-2881170

2.      Check the appropriate box if a member of a group*
                                                                        (a)  [X]
                                                                        (b)  [ ]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        Florida

        Number of Shares                     7.      Sole Voting Power
        Beneficially Owned                           -0-
        By Each Reporting Person             8.      Shared Voting Power
        With                                         12,242,655
                                             9.      Sole Dispositive Power
                                                     -0-
                                            10.      Shared Dispositive Power
                                                     9,013,845

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        PN (Limited)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        CEA Investors, Inc.
        Employer I.D. No.: 59-2827410

2.      Check the appropriate box if a member of a group*
                                                                       (a)   [X]
                                                                       (b)   [ ]

3.      SEC Use Only



4.      Source of Funds*

        00


5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                             [  ]


6.      Citizenship or Place of Organization

        Florida

        Number of Shares                     7.       Sole Voting Power
        Beneficially Owned                            -0-
        By Each Reporting Person             8.       Shared Voting Power
        With                                          12,255,280
                                             9.       Sole Dispositive Power
                                                      -0-
                                            10.       Shared Dispositive Power
                                                      9,026,470

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        J. Patrick Michaels, Jr.
        Social Security No.:  ###-##-####

2.      Check the appropriate box if a member of a group*
                                                                        (a)  [X]
                                                                        (b)  [ ]

3.      SEC Use Only


4.      Source of Funds*

        00

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        United States

      Number of Shares                    7.       Sole Voting Power
      Beneficially Owned                           71,584
      By Each Reporting Person            8.       Shared Voting Power
      With                                         12,255,280
                                          9.       Sole Dispositive Power
                                                   71,584
                                         10.       Shared Dispositive Power
                                                   9,026,470

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        StarNet/CEA II Partners
        Employer I.D. No.: 59-3197398

2.      Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]

3.      SEC Use Only



4.      Source of Funds*

        WC

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                              [ ]


6.      Citizenship or Place of Organization

        Delaware

      Number of Shares                   7.       Sole Voting Power
      Beneficially Owned                          -0-
      By Each Reporting Person           8.       Shared Voting Power
      With                                        12,242,655
                                         9.       Sole Dispositive Power
                                                  -0-
                                        10.       Shared Dispositive Power
                                                  9,013,845

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,210,419

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                                      [X]

13.     Percent of Class Represented by Amount in Row (11)

        59.2%

14.     Type of Reporting Person*

        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 22 ("Amendment") to the Statement on Schedule 13D dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No 15 thereto dated January 30, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated May 22, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated June 12, 1996 ("Amendment No. 17") and as amended by Amendment No. 18 thereto dated June 25, 1996 ("Amendment No. 18") and as amended by Amendment No. 19 thereto dated July 9, 1996 ("Amendment No. 19") and as amended by Amendment No. 20 thereto dated July 21, 1997 ("Amendment No. 20") and as amended by Amendment No. 21 thereto dated August 22, 1997 ("Amendment No. 21")(the July 1993 Statement as amended by Amendment Nos. 1 through 21 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12.

     This Amendment is filed to disclose the execution of a Contingent Dissolution Agreement, dated December 10, 1997 (the "Agreement"), between the CEA Investors Partnership II, Ltd. ("CEA") and StarNet Interactive Entertainment, Inc. ("StarNet Int"). CEA and StarNet Int have entered into the Agreement to provide for the dissolution of the Starnet/CEA II and the distribution of the assets of StarNet/CEA II to the joint venture partners upon the completion of the proposed merger between the Company and TCI Music, Inc.

     Except as specifically modified, amended or supplemented by this Amendment, all of the information in the Original Statement is hereby confirmed.

Item 4 of the Original Statement is amended and restated in its entirety as follows:

ITEM 4.  PURPOSE OF TRANSACTION

     The principal purposes for which the StarNet/CEA II was formed, as described in the Original Statement, will have been accomplished if the proposed merger of the Company with and into TCI Music is approved by the shareholders of the Company and the merger is completed. As a result, the Reporting Persons have agreed that StarNet/CEA II should be dissolved and the shares of the Company's common stock held by StarNet/CEA should be distributed to CEA and StarNet Int, the joint venture partners, immediately prior to the completion of the merger. CEA and StarNet Int have executed a Contingent Dissolution Agreement, dated December 10, 1997. See Item 6, below. StarNet/CEA II and the Reporting Persons have agreed with TCI Music to vote in favor of the proposed merger with TCI Music. See Exhibit 99.22.1.

     If the merger is not completed, however, StarNet/CEA II, and the Reporting Persons (through StarNet/CEA II), will continue to control a majority of the outstanding common stock of the Company and will control the Board of Directors of the Company. In such circumstance, the plans and objectives of the Reporting Persons will be to take actions for the purpose of maximizing shareholder value, which actions may include, without limitation, the sale of the Company or all or part of its assets and the reorganization, recapitalization or other restructuring of the Company for the purpose of making the Company an attractive acquisition target.

Item 6 of the Original Statement is amended and supplemented as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In anticipation of the vote to be held at the meeting of the stockholders of the Company to approve the merger of the Company with and into TCI Music, Inc. ("TCI Music"), StarNet Int and CEA have entered into a Contingent
Dissolution Agreement, dated December 10, 1997 ("Agreement") (a copy of the Agreement is filed with this Amendment No. 22 as Exhibit 99.22.1). The purpose of the Agreement is to provide for the dissolution and liquidation of StarNet/CEA II immediately prior to the completion of the merger between the Company and TCI Music. If the merger is completed, the shares of the Company's common stock held by StarNet/CEA II will be distributed to each of CEA and StarNet Int and each will hold directly 4,506,922.5 shares of the Company's common stock. If the merger is not completed, StarNet/CEA II will continue and its assets will not be distributed to CEA and StarNet Int.

Item 7 of the Original Statement is amended and supplemented as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.22.1      Contingent Dissolution Agreement, dated December 10, 1997, between the CEA Investors, Ltd. and StarNet Interactive

                                 SCHEDULE 13D-A


                                   SIGNATURES

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


CEA INVESTORS PARTNERSHIP II, LTD.,    CEA INVESTORS, INC., a
   a Florida limited partnership       Florida corporation


By: CEA Investors, Inc.,               By:/s/David Burns
       General Partner                    -------------------------------------
                                       As:   Vice President
     /S/ DAVID BURNS
By:  ------------------------
As:  Vice President                    Dated:  December 15, 1997

Dated:  December 15, 1997

                                        STARNET/CEA II PARTNERS
                                        By: CEA Investors Partnership II,
                                             Ltd., a Florida Limited
/S/ J. PATRICK MICHAELS, JR.                 Partnership, its General Partner
--------------------------------
J. Patrick Michaels, Jr.
                                        By: CEA Investors, Inc., General Partner
Dated: December 15, 1997

                                        By: /S/ DAVID BURNS
                                            ------------------------------------
                                        As:     Vice President
                                        Dated:  December 15, 1997


                          See Exhibit Index (attached)



                                  EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION OF DOCUMENT


Exhibit 99.22.1 Contingent Dissolution Agreement dated December 10, 1997 between CEA Investors Partnership II, Ltd. and StarNet Interactive Entertainment, Inc.